# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PicS N.V., CIK 0001841644
CUSIP: N69958101
Title of class of securities: Class A common shares, par value (euro)0.01 per share
Address of issuer's principal executive offices: Avenida Manuel Bandeira, 291, Block A, 2nd Floor, Sao Paulo, Brazil (D5), 05317-020
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002133657

## Reporting persons
- Wesley Mendonca Batista: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; sole voting power 0; shared voting power 96,591,012; sole dispositive power 0; shared dispositive power 96,591,012; aggregate amount beneficially owned 96,591,012 (74.5% of the class)
  Comment: (1) Consists of: (i) 10,139,388 Class A common shares, par value (euro)0.01 per share ("Class A Common Shares"), held by Banco Original S.A., a Brazilian financial institution incorporated and existing under the laws of Brazil ("Banco Original"), a wholly-owned subsidiary of J&F Participacoes S.A. a corporation (sociedade anonima) incorporated under the laws of Brazil ("J&F Participacoes"); and (ii) 86,451,624 Class B common shares, par value (euro)0.10 per share ("Class B Common Shares"), held by J&F International B.V. ("J&F International"), a private liability company incorporated under Dutch law, a wholly-owned subsidiary of J&F Participacoes. Mr. Wesley Mendonca Batista (the "Reporting Person") and Mr. Joesley Mendonca Batista, brother of the Reporting Person, indirectly own 100% of the capital stock of J&F Participacoes and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F Participacoes. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.
  
  (2) Represents the quotient obtained by dividing: (i) 96,591,012, which is the number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9; by (ii) the sum of (a) 43,135,919 Class A Common Shares outstanding as of March 31, 2026, as reported by the issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on April 30, 2026, and (b) 86,451,624 Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses "(i)" and "(ii)" of this footnote are treated as converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.
  
  (3) Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to 10 votes. The percentage reported does not reflect the 10 for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.
- Joesley Mendonca Batista: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; sole voting power 0; shared voting power 96,591,012; sole dispositive power 0; shared dispositive power 96,591,012; aggregate amount beneficially owned 96,591,012 (74.5% of the class)
  Comment: (1) Consists of: (i) 10,139,388 Class A common shares, par value (euro)0.01 per share ("Class A Common Shares"), held by Banco Original S.A., a Brazilian financial institution incorporated and existing under the laws of Brazil ("Banco Original"), a wholly-owned subsidiary of J&F Participacoes S.A. a corporation (sociedade anonima) incorporated under the laws of Brazil ("J&F Participacoes"); and (ii) 86,451,624 Class B common shares, par value (euro)0.10 per share ("Class B Common Shares"), held by J&F International B.V. ("J&F International"), a private liability company incorporated under Dutch law, a wholly-owned subsidiary of J&F Participacoes. Mr. Wesley Mendonca Batista (the "Reporting Person") and Mr. Joesley Mendonca Batista, brother of the Reporting Person, indirectly own 100% of the capital stock of J&F Participacoes and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F Participacoes. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.
  
  (2) Represents the quotient obtained by dividing: (i) 96,591,012, which is the number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9; by (ii) the sum of (a) 43,135,919 Class A Common Shares outstanding as of March 31, 2026, as reported by the issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on April 30, 2026, and (b) 86,451,624 Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses "(i)" and "(ii)" of this footnote are treated as converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.
  
  (3) Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to 10 votes. The percentage reported does not reflect the 10 for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.
- J&F Participacoes S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); member of a group; sole voting power 0; shared voting power 96,591,012; sole dispositive power 0; shared dispositive power 96,591,012; aggregate amount beneficially owned 96,591,012 (74.5% of the class)
  Comment: (1) Consists of: (i) 10,139,388 Class A common shares, par value (euro)0.01 per share ("Class A Common Shares"), held by Banco Original S.A., a Brazilian financial institution incorporated and existing under the laws of Brazil ("Banco Original"), a wholly-owned subsidiary of J&F Participacoes S.A. a corporation (sociedade anonima) incorporated under the laws of Brazil ("J&F Participacoes" or the "Reporting Person"); and (ii) 86,451,624 Class B common shares, par value (euro)0.10 per share ("Class B Common Shares"), held by J&F International B.V. ("J&F International"), a private liability company incorporated under Dutch law, a wholly-owned subsidiary of J&F Participacoes. Messrs. Wesley Mendonca Batista and Joesley Mendonca Batista indirectly own 100% of the capital stock of J&F Participacoes and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F Participacoes. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.
  
  (2) Represents the quotient obtained by dividing: (i) 96,591,012, which is the number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9; by (ii) the sum of (a) 43,135,919 Class A Common Shares outstanding as of March 31, 2026, as reported by the issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on April 30, 2026, and (b) 86,451,624 Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses "(i)" and "(ii)" of this footnote are treated as converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.
  
  (3) Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to 10 votes. The percentage reported does not reflect the 10 for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.
- J&F International B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); member of a group; sole voting power 0; shared voting power 86,451,624; sole dispositive power 0; shared dispositive power 86,451,624; aggregate amount beneficially owned 86,451,624 (66.7% of the class)
  Comment: (1) Consists of 86,451,624 Class B common shares, par value (euro)0.10 per share ("Class B Common Shares"), held by J&F International B.V. ("J&F International" or the "Reporting Person"), a private liability company incorporated under Dutch law, a wholly-owned subsidiary of J&F Participacoes S.A. Messrs. Wesley Mendonca Batista and Joesley Mendonca Batista indirectly own 100% of the capital stock of J&F Participacoes and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F Participacoes. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.
  
  (2) Represents the quotient obtained by dividing: (i) 86,451,624, which is the number of Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9; by (ii) the sum of (a) 43,135,919 Class A Common Shares outstanding as of March 31, 2026, as reported by the issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on April 30, 2026, and (b) 86,451,624 Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses "(i)" and "(ii)" of this footnote are treated as converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.
  
  (3) Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to 10 votes. The percentage reported does not reflect the 10 for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.
- Banco Original S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); member of a group; sole voting power 0; shared voting power 10,139,388; sole dispositive power 0; shared dispositive power 10,139,388; aggregate amount beneficially owned 10,139,388 (23.5% of the class)
  Comment: (1) Consists of: (i) 10,139,388 Class A common shares, par value (euro)0.01 per share ("Class A Common Shares"), held by Banco Original S.A., a Brazilian financial institution incorporated and existing under the laws of Brazil ("Banco Original" or the "Reporting Person"), a wholly-owned subsidiary of J&F Participacoes S.A. a corporation (sociedade anonima) incorporated under the laws of Brazil ("J&F Participacoes"). Messrs Wesley Mendonca Batista and Joesley Mendonca Batista indirectly own 100% of the capital stock of J&F Participacoes and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F Participacoes.
  
  (2) Represents the quotient obtained by dividing: (i) 10,139,388, which is the number of Class A Common Shares beneficially owned by the Reporting Person as set forth in Row 9; by (ii) the sum of (a) 43,135,919 Class A Common Shares outstanding as of January 30, 2026, as reported by the issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on April 30, 2026.

## Item 1. Issuer
Name of issuer: PicS N.V.
Address of issuer's principal executive offices: Avenida Manuel Bandeira, 291, Block A, 2nd Floor, Sao Paulo - SP, Brazil 05317-020

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Wesley Mendonca Batista, Joesley Mendonca Batista, J&F Participacoes S.A. ("J&F Participacoes), J&F International B.V. ("J&F International") and Banco Original S.A. ("Banco Original") (each a "Reporting Person" and, collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, which is included as Exhibit 99.1 to this Schedule 13G, pursuant to which they have agreed to file this Schedule 13G and any further amendments to this Schedule 13G jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
Address of principal business office or, if none, residence:
Wesley Mendonca Batista's business address is Avenida Marginal Direita do Tiete, 500, Bloco I, Vila Jaguara, Sao Paulo, SP, Brazil, postcode: 05118-100.

Joesley Mendonca Batista's business address is Avenida Marginal Direita do Tiete, 500, Bloco I, Vila Jaguara, Sao Paulo, SP, Brazil, postcode: 05118-100.

J&F Participacoes has its principal office at Avenida Marginal Direita do Tiete, 500, Bloco I, Vila Jaguara, Sao Paulo, SP, Brazil, postcode: 05118-100.

J&F International has its principal office at Stroombaan 10, Amstelveen, the Netherlands, postcode: 1181VX.

Banco Original has its principal office at Rua Porto Uniao, 295, Brooklin Paulista, Sao Paulo, SP, Brazil, postcode: 04568-020.
Citizenship: See row 4 of the cover pages to this Schedule 13G.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover sheet of each Reporting Person.
Percent of class: See row 11 of the cover sheet of each Reporting Person.
Sole power to vote or to direct the vote: See row 5 of the cover sheet of each Reporting Person.
Shared power to vote or to direct the vote: See row 6 of the cover sheet of each Reporting Person.
Sole power to dispose or to direct the disposition: See row 7 of the cover sheet of each Reporting Person.
Shared power to dispose or to direct the disposition: See row 8 of the cover sheet of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The information set forth in Item 2 above is incorporated herein by reference.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated as of the date hereof, among the Reporting Persons.

## Signatures
- Wesley Mendonca Batista: /s/ Wesley Mendonca Batista, Wesley Mendonca Batista (05/15/2026)
- Joesley Mendonca Batista: /s/ Joesley Mendonca Batista, Joesley Mendonca Batista (05/15/2026)
- J&F Participacoes S.A.: /s/ Andre Alcantara Ocampos, Andre Alcantara Ocampos/Officer (05/15/2026)
- J&F International B.V.: /s/ Andre Alcantara Ocampos, Andre Alcantara Ocampos / Director A (05/15/2026)
- Banco Original S.A.: /s/ Luiz Meneguetti, Luiz Meneguetti / Chief Executive Officer (05/15/2026)
- Banco Original S.A.: /s/ Luiz Antonio Fernandes Caldas Morone, Luiz Antonio Fernandes Caldas Morone / Officer (05/15/2026)